Free Writing Prospectus

(To the Preliminary Prospectus dated January 10, 2019)

Filed pursuant to Rule 433

Registration No. 333-229180

March 27, 2019

Most Bitcoin Trading Faked by Unregulated Exchanges, Study Finds

Bitwise’s research casts new doubts about fraud in nascent market

A study by Bitwise Asset Management is an attempt to alleviate longstanding concerns that a bitcoin exchange-traded fund would leave investors exposed to market manipulation. PHOTO: LIGHTROCKET/GETTY IMAGES

By Paul Vigna

March 22, 2019 9:00 a.m. ET

Nearly 95% of all reported trading in bitcoin is artificially created by unregulated exchanges, a new study concludes, raising fresh doubts about the nascent market following a steep decline in prices over the past year.

Fraudulent trading volume has dogged cryptocurrency trading for years, but the extent of the market manipulation has been difficult to determine. Bitwise Asset Management said its analysis of trading activity at 81 exchanges over four days in March indicates that the actual market for bitcoin is far smaller than previously thought.

The San Francisco-based company submitted its research to the U.S. Securities and Exchange Commission with an application to launch a bitcoin-based exchange-traded fund. The study, made public Thursday, is an attempt to alleviate the agency’s longstanding concerns that a bitcoin ETF would leave investors exposed to fraud and market manipulation.

Bitwise’s fund, if approved, would be based upon the 5% of trading it considers legitimate, said Matthew Hougan, Bitwise’s head of global research. That volume comes from 10 regulated exchanges that can verify that their trading data and customers are real. This slice of the market, he said, is well regulated, transparent and efficient.

“I hope everyone sees there is a real market for bitcoin,” he said.

The study adds to a growing body of research that casts doubt on just how much cryptocurrency is changing hands daily. Last week, research firm Crypto Integrity said it concluded that 88% of all trading in February had been inflated. The TIE, another cryptocurrency researcher, on Monday estimated that 75% of exchanges had some form of suspicious activity occurring on them.

Bitwise created a program to collect and analyze trading data across 81 exchanges, looking for patterns that exemplified both real and artificial trading. It concluded that 71 of the 81—or 95% of reported volume—are questionable, with patterns that indicated the trading on them appears manufactured. Of the roughly $6 billion in reported daily volume during four days in March, the firm calculated that about $273 million was legitimate.

On regulated exchanges such as Coinbase, Gemini, BitFlyer and Poloniex, trading followed certain patterns, according to the Bitwise report. Trading volume, for example, rose and fell at predictable times coinciding with working and sleeping hours. Smaller trades were more frequent than larger ones, and many were in round numbers. All those patterns reflect how human traders think and act.

By contrast, the dozens of unregulated exchanges that have cropped up over the past year show different trading patterns. Buy and sell orders appear in pairs, with one neutralizing the other. Trades are almost always executed within bid and ask prices, indicating a lack of the more haphazard decision-making one would expect from human traders. There are very few small or round-number trades. Volume is consistent across the trading day.

The unregulated exchanges also show massive volume. Coinbase, the largest of the regulated exchanges, had average daily volume of around $27 million in the first week of March, when Bitwise collected its data. By comparison, CoinBene, a newer exchange that first appeared in October 2017, reported $480 million in daily volume over the same period. Yet CoinBene’s website attracts far less traffic than Coinbase, which is in 55,097th place by Amazon’s Alexa ranking service, compared with 1,500th for Coinbase.

CoinBene didn’t have an immediate comment.

Estonia-based Bibox, another exchange Bitwise alleges manufactures trades, said it has about 100,000 daily users on its site. “Every transaction on Bibox is accessible to anyone interested,” said Bibox’s director of operations, Meilun Li.

In the study, Bitwise suggests that the unregulated exchanges are inflating trading volume to get a higher ranking on data services like CoinMarketCap and leverage that ranking to attract listing fees. CoinBene lists nearly 200 tokens. Bibox has about 180.

The Bitwise Bitcoin ETF Trust has filed a registration statement (including a preliminary prospectus dated January 10, 2019) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov.